RECEIVED
2006 MAR -8 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

March 3, 2006

Office of International
Securities and Exchan
450 Fifth Street, NW
Washington, DC 2054

06011453

Re: <u>Schwarz Pharma AG (File No. 82-4406)</u>

<u>By UPS</u>

SUPPL

Dear Sir or Madam:

Enclosed herewith are the following document, furnished on behalf of Schwarz Pharma AG <u>(File No. 82-4406) (the "Company")</u>, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated March 1, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
MAR 08 2006
THOMSON FINANCIAL

17357654

SCHWARZ
PHARMA

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Press Release - Neupro® Receives Approvable Letter from FDA for Early Parkinson's Disease in USA

Neupro® Receives Approvable Letter from FDA for Early Parkinson's Disease in USA

After Neupro® was approved in Europe recently, SCHWARZ PHARMA is now confident being able to launch the drug in the USA.

SCHWARZ PHARMA announced today that it has received an action letter from the US Food and Drug Administration (FDA). The FDA states that Neupro® (rotigotine transdermal system) for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's disease is approvable.

"This is a big positive step forward for the product. We anticipate responding to the action letter within six months ", comments Iris Loew-Friedrich, MD, PhD, Member of the Executive Board SCHWARZ PHARMA AG. "The FDA requires additional analyses and summaries from the existing database."

Mid of February 2006, the European Commission adopted the European Medicines Agency's (EMEA) positive opinion granting marketing authorization for Neupro® for the treatment of the signs and symptoms of early-stage idiopathic Parkinson's disease as monotherapy. SCHWARZ PHARMA will launch Neupro® in the first European markets within the next few weeks.

Neupro®, with the active ingredient rotigotine, is a non-ergolinic dopamine receptor-agonist formulated as a transdermal delivery system, a patch, designed for once a day application and provides rotigotine continuously to the body for 24 hours. Multinational clinical studies in patients with early stage Parkinson's disease were completed at the end of 2003. In 15 clinical trials, more than 1,500 patients with Parkinson's disease have been treated with rotigotine transdermal patch. Rotigotine exhibits a D3/D2/D1 receptor profile, rapid metabolism and low potential of pharmacokinetic drug-drug interactions. The patch administration of rotigotine offers the convenience of once daily-dosing as well as a simple titration scheme.

Results of a rotigotine phase III study conducted in Europe show that rotigotine transdermal patch is also effective in treating patients with advanced Parkinson's disease. This outcome confirms favorable results from a phase III study completed in the USA at the end of 2004. SCHWARZ PHARMA plans to submit marketing applications in the US and Europe at the end of 2006.

SCHWARZ PHARMA is also developing a rotigotine patch for treating Restless Legs Syndrome. The double-blind and placebo-controlled phase III trial program started in May 2005; first results are expected in the first quarter of 2007.

Parkinson's disease is a disorder of the central nervous system. The patients - roughly four million worldwide - suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the coordination of movement. As a result of this shortage, patients are no longer able to control their movements reliably. Dopamine agonists attempt to compensate for this lack of dopamine.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and

overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

Corporate Communications: Antje Witte, Tel: +49 2173 48 1866;
Bettina Ellinghorst, Tel.: +49 2173 48 2329